DLH HOLDINGS CORP.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

June 11, 2020

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jennifer Lopez
Re: DLH Holdings Corp.
Registration Statement on Form S-3
Filed June 2, 2020
File No.: 333-238882

Ladies and Gentlemen:

DLH Holdings Corp., a New Jersey corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, that the effective date for the Company’s Registration Statement on Form S-3 (File No. 333-238882) (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., eastern time, on June 15, 2020, or as soon as practicable thereafter.

Should you have any questions regarding this request, please contact Michael A. Goldstein of Becker & Poliakoff, LLP, counsel to the Company. In addition, after the Registration Statement has been declared effective, we respectfully request that you so inform Mr. Goldstein of Becker & Poliakoff, LLP.

        Thank you for your assistance in this matter.

Sincerely yours,

              DLH HOLDINGS CORP.

             By: /s/ Kathryn M. JohnBull
             Kathryn M. JohnBull,
Chief Financial Officer

cc:  Michael A. Goldstein,
        Becker & Poliakoff, LLP
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